SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR RESPONDS FULLY TO CAR (& CAA) REQUIREMENTS TO CLARIFY CUSTOMER ENTITLEMENTS DURING CANCELLATIONS

Ryanair today (29th Sept) met with the Irish Commission for Aviation Regulation (CAR) and agreed to implement a series of steps to address the CAR's requirements to ensure that all customers affected by Ryanair's recent rostering related flight cancellations are fully aware of their EU261 rights and entitlements, including full refunds, or re-accommodation onto other Ryanair flights or other comparable transport options with reimbursement of reasonable out of pocket expenses.

The steps agreed with the CAR are as follows:

1.
Ryanair has today issued a clarification email to all affected customers outlining their rights to refunds, re-routing on Ryanair or on other comparable transport options and expenses (see attached).

2.
Ryanair has also today issued a press release (copy attached) explaining to customers how and when they will be re-accommodated on other Ryanair flights or other airline flights. This press release will be displayed on the home page of Ryanair's website from today.

       3.   Ryanair has updated the FAQ pages of its website to reflect all of these changes.

Ryanair has also today replied to the UK CAA letter of 28 Sept, agreeing to meet its requirement for customer clarification on Ryanair's EU261 obligations, which are in line with those requested by the CAR.

Ryanair has called upon the UK CAA to now require UK airlines to comply with these EU261 obligations which the CAA did not apply to British Airways in May this year, when a computer meltdown stranded hundreds of thousands of British citizens/visitors at London Heathrow and many other airports, with no apparent action taken by the CAA in respect of re-accommodation or enforcement against British Airways.

ENDS

For further information
please contact:                       Robin Kiely                             Piaras Kelly
                                                Ryanair DAC                           Edelman Ireland
                                                Tel: +353-1-9451949              Tel: +353-1-6789333
                                                press@ryanair.com                  ryanair@edelman.com

RYANAIR EXPLAINS HOW AND WHEN IT WILL RE-ROUTE CUSTOMERS AFFECTED BY FLIGHT CANCELLATIONS

Ryanair today (29th Sept) emailed all (under 1%) of its customers who were affected by its deeply regretted 2,100 flight cancellations in Sept/Oct, or the 18,000 schedule changes (announced on Wed, 27th)  from November 2017 to March 2018, in order to explain their entitlements under EU261 regulations as follows.

Ryanair is required to offer disrupted customers (on cancelled flights) the option of a full refund or re-routing to their final destination as follows;

(A) Refund Option:
A full refund will be given of an unused flight sector and associated fees.  If the disrupted flight is their outbound sector, customers will also be offered a full refund of the return sector.

(B)  Re-routing Options:
Ryanair will offer all disrupted customers the following sequence of re-accommodation options;
      1.   First, move the customer to the next available Ryanair flight on the same route.
            If this option is not available same or next day, then;

2.
Move the customer to the next available Ryanair flight from/to a suitable alternative airport/s (for example: Luton or Gatwick in the case of Stansted).
If this option is not available same or next day, then;

3.
Offer the customer re-accommodation on any one of our agreed disruption partner airlines to their destination as follows;
Easyjet, Jet2, Vueling, Cityjet, Aer Lingus, Norwegian or Eurowings airlines.
If this option is not available same or next day, then;

4.
Offer the customer re-accommodation on any comparable alternative transport
(another airline flight, train, bus or car hire) with the cost of this comparable transport ticket to be assessed on a case by case basis.

Under EU261, Ryanair will also reimburse any reasonable out of pocket expenses incurred by customers as a result of these flight cancellations, subject to receiving an EU261 expense claim  form from customers supported by original receipts.

If any Ryanair customer on one of these disrupted flights believes that they may have chosen an option that was not suitable for them as a result of any misunderstanding of their EU261 rights, then they should write directly to Ryanair's Director of Customer Services and Ryanair will assist them in any way it can to obtain their full EU261 rights and entitlements.

Ryanair's Kenny Jacobs said:

"We apologise again sincerely for the disruption and inconvenience our rostering failure has caused some of our customers.  Over the past week we have refunded/reaccommodated over 97% of the customers affected by the 18th September cancellations.  This week (by close of business on Sun, 1st Oct), we will have reaccommodated/refunded over 90% of the 400,000 customers who were notified of schedule changes (on flights between November 2017 and March 2018) on Wed 27th.

In addition, every single affected customer has received a travel voucher for a €40 one way flight (€80 return) for travel in October to March.  We have restored the reliability and punctuality of our flight operations.  Over the past 7 days we have operated over 15,000 flights with over 96% of our first wave morning departures operating on time, or with zero flight cancellations.

We have taken on extra customer service staff and are moving now to process and expedite all EU261 claims from affected customers.  We are committed to processing all such claims within 21 days of receipt and hope to have all such claims settled before the end of October."

ENDS

For further information
please contact:                       Robin Kiely                             Piaras Kelly
                                                Ryanair DAC                           Edelman Ireland
                                                Tel: +353-1-9451949              Tel: +353-1-6789333
                                                press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 September, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary